Filed by Chesapeake Utilities Corporation
Pursuant to Rule 425 under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Florida Public Utilities Company
Commission File No.: 001-10608
Date: June 1, 2009

Memo

To:	All Employees

From:	John Schimkaitis and Jack English

Date:	June 1, 2009

Re:	Update on Chesapeake Utilities Corporation and Florida Public Utilities (FPU) Merger
We would like to take this opportunity to update you on our progress on several fronts. We continue to target the fourth quarter as the expected closing of the merger. Before the deal is completed, though, there are a number of steps and requirements along the way. We have highlighted some of the progress made to date and will do our best to keep you informed, as much as we can, given the nature of the transaction. First, the Joint Proxy — the document that we will send to all Chesapeake and FPU shareholders seeking their approval — is currently being drafted. Once the document is ready for filing and other required associated activities have been completed, we will file the document with the Securities Exchange Commission (SEC). We expect to engage in an interactive review process with the SEC. Once finalized, the document would be mailed to Chesapeake’s and FPU’s shareholders.
In terms of regulatory approvals, no additional filings or actions are required at this time with the Florida Public Service Commission and the Federal Energy Regulatory Commission in regards to approval of the transaction or securities to be issued by Chesapeake in conjunction with the merger. We have submitted the necessary regulatory filings with the Delaware and Maryland Public Service Commissions. We also filed notification of the proposed merger with the Federal Trade Commission (FTC) pursuant to Hart-Scott Rodino filings on May 4th. To date, we have received no further communications from the FTC on this filing. Finally, as we move closer to the target closing date, we will also be filing with the New York Stock Exchange to list the Chesapeake shares that will be exchanged for the outstanding FPU shares.

As we move forward, we are turning our focus to the evolution of our two companies and will announce the members of the transition teams in the next few weeks. In advance of these teams forming and beginning down the path of integration, we would like to thank you in advance for your support. Your assistance and willingness to provide any information that is requested or needed, no matter what part or role you play, goes a long way and will help to ensure a smooth transition for everyone.
This is an exciting time for all of us. We expect that the shared future of Chesapeake and FPU will result in a new company of which we can all be proud. We appreciate your continued support and enthusiasm.
IMPORTANT INFORMATION:
Additional Information and Where to Find It
In connection with the proposed merger, Chesapeake will file a registration statement on Form S-4 with the SEC, which will include a joint proxy statement of Chesapeake and Florida Public Utilities and a prospectus, as well as other materials. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS AND THESE OTHER MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CHESAPEAKE, FLORIDA PUBLIC UTILITIES AND THE PROPOSED MERGER. Investors will be able to obtain free copies of the registration statement and proxy statement/prospectus (when available) as well as other filed documents containing information about Chesapeake and Florida Public Utilities at http://www.sec.gov, the SEC’s Web site. Free copies of Chesapeake’s SEC filings are also available on Chesapeake’s Web site at investor.shareholder.com/CPK/sec.cfm and free copies of Florida Public Utilities’ SEC filings are also available on Florida Public Utilities’ Web site at www.fpuc.com/about_us/invest.asp.
Participants in the Solicitation
Chesapeake and Florida Public Utilities and their respective directors, executive officers, other members of management and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies with respect to the proposed merger. Information about the directors and executive officers of Florida Public Utilities is set forth in the proxy statement for Florida Public Utilities’ 2009 Annual Meeting of Stockholders, as filed with the SEC on a Schedule 14A on April 6, 2009 and Form 10-K filed with the SEC on March 20, 2009. Information about the directors and executive officers of Chesapeake is set forth in the proxy statement for Chesapeake’s 2009 Annual Meeting of Stockholders, as filed with the SEC on a Schedule 14A on March 27, 2009 and Form 10-K filed with the SEC on March 9, 2009. Additional information regarding the interests of those participants and other persons who may be deemed participants in the merger may be obtained by reading the registration statement, joint proxy statement/prospectus and other materials to be filed with the SEC regarding the proposed merger when it becomes available. You may obtain free copies of these documents as described previously.